UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009571

February 19, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to AIG by Boston Common Asset Management, LLC. We also have received a letter on the proponent's behalf dated February 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Boston Common Asset Management, LLC (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal states:

> RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to the ordinary business operations of the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

Ground for Omission

The Proposal relates to the ordinary business of the Company

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018 at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

The Proposal requests the Board of Directors to review the economic effects of "the HIV/AIDS, tuberculosis and malaria pandemic on the company's business strategy, and its initiatives to date". Through its subsidiaries, the Company sells life insurance throughout the world. The impact of these pandemics is considered by the Company in determining its underwriting standards and product offerings, setting premiums for life insurance and establishing reserves. The impact of pandemics is an important factor that the Company considers in determining to whom and in which countries it will offer life insurance products and on what terms. These decisions are so fundamental to the Company's ability to write life insurance that they could not be subject to shareholder oversight. See id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."). Similarly, we believe that the Proposal seeks to micro-manage the Company.

Where, to whom and at what price to write life insurance policies are extremely complex decisions that take into account a number of factors. The Company's shareholders, as a group, are simply not in a position to make an informed decision on these matters. See id. ("the proposal . . . prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (footnote omitted)).

Our position is consistent with previous guidance provided by the staff (the "Staff") of the Commission. For example, in American International Group, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 399 (Mar. 17,1998) a proposal analogous to the Proposal asked for a report on the Company's anticipated property and/or health care loss liabilities potentially caused by global warming and how the company's public stance on global warming relates to its loss prevention activities. The Staff agreed that there was some basis for the Company's view that the proposal related to the Company's ordinary business operations because "the proposal appears to focus on the Company's evaluation of risk for the purpose of setting insurance premiums." The same analysis applies here - the impact of the HIV/AIDS, tuberculosis and malaria pandemics directly focuses on measuring risk and setting premiums.

The Company recognizes the Staff's position that shareholder proposals relating to the health pandemic of HIV/AIDS, tuberculosis and malaria fall outside the ordinary business operations for certain consumer product companies. See Johnson & Johnson, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 178 (Feb. 7, 2003). As an insurance organization, however, the Company differs from a consumer product company in that its subsidiaries must evaluate the risks of health pandemics on a day-to-day basis in terms of its product offerings and pricing. The Staff has often recognized that a day-to-day risk/benefit analysis is within a company's ordinary business operations. See Xcel Energy Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 500 (Apr. 1, 2003)(proposal urging the Company to issue a report disclosing economic risks associated with emissions was excludable because it involved the day-to-day evaluation of risks and benefits); Potlatch Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 216 (Feb. 13, 2001)(proposal requesting a report that included an assessment of major environmental risks was excluded under Rule 14a-8(i)(7) because it appeared to focus on Potlatch's liability methodology and evaluation of risk).

For the foregoing reasons the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc: Steven Heim
Boston Common Asset Management, LLC

Kathleen A. Donnelly, SU
Society of St. Ursula

Mark A. Regier
MMA Stewardship Solutions

Ms. Vidette Bullock Mixon
General Board of Pension and Health
Benefits of the United Methodist Church

Susan Vickers, RSM
Catholic Healthcare West

ANNEX A

REPORT RELATED TO GLOBAL HIV/AIDS PANDEMIC

American International Group, Inc.

Whereas:

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world. Yet only 4% of developing world patients who need antiretroviral therapy have access to it. (*AIDS Epidemic Update*, December 2002, UNAIDS/WHO).

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment" (*Financing Development in the Shadow of HIV/AIDS*, March 2002, UNAIDS)

Business leaders at the 2002 World Economic Forum committed themselves to the fight against AIDS as a business priority (*Financing Development in the Shadow of HIV/AIDS);*

The 2002 King Report on Corporate Governance for the Johannesburg Stock Exchange calls for listed companies to disclose the nature and extent of plans, policies and strategies which manage the potential impact of HIV/AIDS in the company's activities (*Accountacy Age*, 12 May 2002);

For many businesses it is cost effective to provide HIV/AIDS treatment and prevention programs for their employees (*Harvard Business Review*, February 2003);

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS (*Campaign for Access to Essential Medicines*, 2001, Doctors without Borders);

Virtually no research is being conducted to develop new treatments for TB, a disease that Doctors Without Borders calls "a political and social problem that could have incalculable consequences for generations to come" (*Campaign for Access*);

MALARIA kills between one and two million people each year and 300-500 million new cases occur every year (*Campaign for Access*);

Malaria is often treated in developing countries with drugs that are no longer effective, and people with resistant malaria cannot access the treatment that could save their lives (*Campaign for Access);*

In a report for the UN Conference on Financing for Development, UNAIDS states: "Increasing illness and death of large numbers of productive members of society will reduce overall production and consumption." (*Financing Development in the Shadow of HIV/AIDS);*

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even "a delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-run Economic Costs of AIDS*, June 2003, The World Bank).

RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement: Investors want to feel confident that our board has fully considered the risks and opportunities our company faces in relation to the public health crisis in emerging markets, and has effective policies and processes in place for dealing with the challenges.

12-1-03

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 4, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to American International Group, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, Mennonite Mutual Aid, the Society of St. Ursula, Catholic Healthcare West, and Boston Common Asset Management (hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of American International Group, Inc. (hereinafter referred to as "AIG" or the "Company"), and who have submitted a shareholder proposal to AIG, to respond to the letter dated January 9, 2004, sent to the Securities & Exchange Commission by the Company, in which AIG contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in AIG's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for an assessment and report to shareholders on the "effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy"

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the AIDS pandemic in Africa and elsewhere raises such a policy issue for companies with extensive operation in the regions of the world most threatened by the pandemic.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. . .
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382).) Attached as Appendix A are the Congressional Findings to be found in Section 2 of the law. Note that Finding 22F states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES

LEADERSHIPAGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator First. (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had co-sponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix B are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107 Cong 1st Sess, 147 Cong Rec S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a company with extensive operations in regions where the pandemic is raging most out of control, such as sub-Sahara Africa, India, Southeast Asia and China, raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times". AIG has extensive operations in those areas, as detailed below, and the Proponents have requested an assessment of how AIG will respond to the crisis.

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases). Similarly, the Staff has found that shareholder proposals on the topic are "otherwise" significantly related to the business of issuers who are not pharmaceutical manufacturers even though their activities in pandemic areas are not economically significant within the meaning of (i)(5). *Caterpillar, Inc.* (January 3, 2003); *Johnson & Johnson* (February 7, 2003); *PepsiCo Inc.* (March 5, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

AIG'S FOREIGN OPERATIONS

It is clear that AIG has extensive operations in pandemic areas such as sub-Sahara Africa, Southeast Asia (including Thailand), India and China.

AIG's foreign operations are extensive (indeed, it was originally founded in 1919 in China) as can be seen from the Company's most recent 10-K report. The following appears in footnote 2 ("Segments") to AIG's year 2002 financial statements:

> Certain subsidiaries operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written and/or investment and non-insurance related operations are located. In addition, certain of AIG's domestic subsidiaries have branch and/or subsidiary operations and substantial assets and liabilities in foreign countries. . . . Approximately 27 percent and 26 percent of consolidated assets at December 31, 2002 and 2001, respectively, and 41 percent of revenues in each of the years ended December 31,2002, 2001 and 2000, respectively, were located in or derived from foreign countries (other than Canada)....
>
> AIG's three principal overseas life operations are American Life Insurance Company (ALICO), American International Assurance Company, Ltd. (AIA) and Nan Shan Life Insurance Company, Ltd. (Nan Shan). ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in approximately 50 countries located in Europe, Africa, Latin America, the Caribbean, the Middle East, and the Far East, with Japan being the largest territory. . . . AIA operates primarily in China, (including Hong Kong), Singapore, Malaysia and Thailand. Nan Shan operates in Taiwan. . . .These companies utilize multiple distribution channels including brokerage and career and general agents to offer traditional life products as well as financial investment products

In addition, in Item 1 ("Business") of the 10-K AIG states with respect to AIG's general insurance (property and casualty) group:

> AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance. One or more of these companies is licensed to write substantially all of these lines in all states of the United States and in approximately 70 foreign countries. (At p. 2.)
>
> AIG's Foreign General insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance companies. . . .The Foreign General group uses various marketing methods to write both business and personal lines insurance. . . AIU operates in over 70 countries in Asia, the Pacific Rim, Europe, Africa, Middle East and Latin America. (At p. 3.)

Elsewhere in the 10-K one discovers that at the general insurance operations (multiple line including casualty and property), although foreign premiums of $5.432 billion were only 22% of total premiums of $24.269 billion, operating income (before capital gains and losses) from the foreign multi-line business was $1.180 billion (more than 73% of the total), while domestic operating income was only $345 million. (See p. 25 in MD&A and footnote 2 to the financials.)

Similarly, Item 1of the 10-K has the following to say about the Company's life insurance business:

> AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. One or more of these subsidiaries is licensed to write life insurance in all states in the United States and in over 70 foreign countries. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. . . .
>
> Life insurance operations in foreign countries comprised 77.3 percent of life premium income and 65.4 percent of operating income in 2002. . . .(At p. 8.)
>
> The foreign life companies have over 195,000 career agents and sell their products largely to indigenous persons in local currencies. In addition to the agency outlets, these companies also distribute their products through direct marketing channels, such as mass marketing, and through brokers and other distribution outlets such as financial institutions. (At p. 9.)

Elsewhere in the 10-K one discovers that in the life insurance operations, foreign premiums were $15.698 billion out of total premiums of $20.320 billion (77%), and operating income (before capital gains and losses) of the foreign life business was $3.294 billion (more than 55%), while domestic operating income was $2.688 billion. (See p. 32 in MD&A)

Thus, when one looks at both insurance lines, AIG's foreign insurance operations produced more than 47% of the premiums and almost 60% of the operating income. Furthermore, AIG is dependant on "195,000 career agents" (plus independent brokers etc) to sell the life insurance line and an unknown but undoubtedly similar size force to sell its property and casualty insurance line.

Finally, although the 10-K does not specify the proportion of sales in South Africa, India, Thailand or China, all centers of the pandemic, the Company is reputed to have extensive operations in all four areas.

This is significant because contrary to the assertion made by the Company, the proposal is not directed at the Company's product mix nor does it address the underwriting decisions of the Company. Rather, the Proponents' shareholder proposal is directed at the impacts that the pandemic may have on the Company's own operations, such as on its workforce. (See the third, fourth, fifth and tenth paragraphs of the whereas clause.) There is absolutely nothing in the proposal itself, in the whereas clause, or in the supporting statement to suggest that the proposal is in any manner, shape or form addressing the Company's risk assessments or underwriting policies. The Proponents' shareholder proposal is thus exactly like the proposals that have been submitted to non-insurance companies and upheld by the Staff against a variety of attempts at exclusion. See *Johnson & Johnson* (February 7, 2003) ((i)(7) and (i)(5)); *Caterpillar, Inc.* (January 3, 2003) ((i)(5)); *PepsiCo Inc.* (March 5, 2003)((i)(5)); *Exxon Mobil Corporation* (March 24, 2003)((i)(10)). Furthermore, prior to submitting the proposal, the Proponents attempted to obtain information from the Company about the impact of the pandemic on the Company's operations, with special mention of operations in Africa, China, India and Thailand. This letter (available to the Staff upon request) contains absolutely no reference whatsoever to setting of premiums or underwriting issues and makes not one reference to the products sold by the Company. On the contrary, it deals exclusively with the Company's response to the pandemic and the pandemic's impact on the Company's workforce and potential workforce.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kathleen E. Shannon, Esq.
Vidette Bullock-Mixon
Mark A. Regier
Susan Vickers
Kathleen A. Donnelly
Steven Heim
Sister Pat Wolf

APPENDIX A

PL 108-25

Sec. 2. FINDINGS.

Congress makes the following findings:

(1) During the last 20 years, HIV/AIDS has assumed pandemic proportions, spreading from the most severely affected regions, sub-Saharan Africa and the Caribbean, to all corners of the world, and leaving an unprecedented path of death and devastation.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 65,000,000 individuals worldwide have been infected with HIV since the epidemic began, more than 25,000,000 of these individuals have lost their lives to the disease, and more than 14,000,000 children have been orphaned by the disease. HIV/AIDS is the fourth-highest cause of death in the world.

(3)(A) At the end of 2002, an estimated 42,000,000 individuals were infected with HIV or living with AIDS, of which more than 75 percent live in Africa or the Caribbean. Of these individuals, more than 3,200,000 were children under the age of 15 and more than 19,200,000 were women.

(B) Women are four times more vulnerable to infection than are men and are becoming infected at increasingly high rates, in part because many societies do not provide poor women and young girls with the social, legal, and cultural protections against high risk activities that expose them to HIV/AIDS.

(C) Women and children who are refugees or are internally displaced persons are especially vulnerable to sexual exploitation and violence, thereby increasing the possibility of HIV infection.

(4) As the leading cause of death in sub-Saharan Africa, AIDS has killed more than 19,400,000 individuals (more than 3 times the number of AIDS deaths in the rest of the world) and will claim the lives of one-quarter of the population, mostly adults, in the next decade.

(5) An estimated 2,000,000 individuals in Latin America and the Caribbean and another 7,100,000 individuals in Asia and the Pacific region are infected with HIV or living with AIDS. Infection rates are rising alarmingly in Eastern Europe (especially in the Russian Federation), Central Asia, and China.

(6) HIV/AIDS threatens personal security by affecting the health, lifespan, and productive capacity of the individual and the social cohesion and economic well-being of the family.

(7) HIV/AIDS undermines the economic security of a country and individual

businesses in that country by weakening the productivity and longevity of the labor force across a broad array of economic sectors and by reducing the potential for economic growth over the long term.

(8) HIV/AIDS destabilizes communities by striking at the most mobile and educated members of society, many of whom are responsible for security at the local level and governance at the national and subnational levels as well as many teachers, health care personnel, and other community workers vital to community development and the effort to combat HIV/AIDS. In some countries the overwhelming challenges of the HIV/AIDS epidemic are accelerating the outward migration of critically important health care professionals.

(9) HIV/AIDS weakens the defenses of countries severely affected by the HIV/AIDS crisis through high infection rates among members of their military forces and voluntary peacekeeping personnel. According to UNAIDS, in sub-Saharan Africa, many military forces have infection rates as much as five times that of the civilian population.

(10) HIV/AIDS poses a serious security issue for the international community by--

(A) increasing the potential for political instability and economic devastation, particularly in those countries and regions most severely affected by the disease;

(B) decreasing the capacity to resolve conflicts through the introduction of peacekeeping forces because the environments into which these forces are introduced pose a high risk for the spread of HIV/AIDS; and

(C) increasing the vulnerability of local populations to HIV/AIDS in conflict zones from peacekeeping troops with HIV infection rates significantly higher than civilian populations.

(11) The devastation wrought by the HIV/AIDS pandemic is compounded by the prevalence of tuberculosis and malaria, particularly in developing countries where the poorest and most vulnerable members of society, including women, children, and those individuals living with HIV/AIDS, become infected. According to the World Health Organization (WHO), HIV/AIDS, tuberculosis, and malaria accounted for more than 5,700,000 deaths in 2001 and caused debilitating illnesses in millions more.

(12) Together, HIV/AIDS, tuberculosis, malaria and related diseases are undermining agricultural production throughout Africa. According to the United Nations Food and Agricultural Organization, 7,000,000 agricultural workers throughout 25 African countries have died from AIDS since 1985. Countries with poorly developed agricultural systems, which already face chronic food shortages, are the hardest hit, particularly in sub-Saharan Africa, where high HIV prevalence rates are compounding the risk of starvation for an estimated 14,400,000 people.

(13) Tuberculosis is the cause of death for one out of every three people with AIDS

worldwide and is a highly communicable disease. HIV infection is the leading threat to tuberculosis control. Because HIV infection so severely weakens the immune system, individuals with HIV and latent tuberculosis infection have a 100 times greater risk of developing active tuberculosis diseases thereby increasing the risk of spreading tuberculosis to others. Tuberculosis, in turn, accelerates the onset of AIDS in individuals infected with HIV.

(14) Malaria, the most deadly of all tropical parasitic diseases, has been undergoing a dramatic resurgence in recent years due to increasing resistance of the malaria parasite to inexpensive and effective drugs. At the same time, increasing resistance of mosquitoes to standard insecticides makes control of transmission difficult to achieve. The World Health Organization estimates that between 300,000,000 and 500,000,000 new cases of malaria occur each year, and annual deaths from the disease number between 2,000,000 and 3,000,000. Persons infected with HIV are particularly vulnerable to the malaria parasite. The spread of HIV infection contributes to the difficulties of controlling resurgence of the drug resistant malaria parasite.

(15) HIV/AIDS is first and foremost a health problem. Successful strategies to stem the spread of the HIV/AIDS pandemic will require clinical medical interventions, the strengthening of health care delivery systems and infrastructure, and determined national leadership and increased budgetary allocations for the health sector in countries affected by the epidemic as well as measures to address the social and behavioral causes of the problem and its impact on families, communities, and societal sectors.

(16) Basic interventions to prevent new HIV infections and to bring care and treatment to people living with AIDS, such as voluntary counseling and testing and mother-to-child transmission programs, are achieving meaningful results and are cost-effective. The challenge is to expand these interventions from a pilot program basis to a national basis in a coherent and sustainable manner.

(17) Appropriate treatment of individuals with HIV/AIDS can prolong the lives of such individuals, preserve their families, prevent children from becoming orphans, and increase productivity of such individuals by allowing them to lead active lives and reduce the need for costly hospitalization for treatment of opportunistic infections caused by HIV.

(18) Nongovernmental organizations, including faith-based organizations, with experience in health care and HIV/AIDS counseling, have proven effective in combating the HIV/AIDS pandemic and can be a resource in assisting indigenous organizations in severely affected countries in their efforts to provide treatment and care for individuals infected with HIV/AIDS.

(19) Faith-based organizations are making an important contribution to HIV prevention and AIDS treatment programs around the world. Successful HIV prevention programs in Uganda, Jamaica, and elsewhere have included local churches and faith-based groups in efforts to promote behavior changes to prevent HIV, to reduce stigma associated with

HIV infection, to treat those afflicted with the disease, and to care for orphans. The Catholic Church alone currently cares for one in four people being treated for AIDS worldwide. Faith-based organizations possess infrastructure, experience, and knowledge that will be needed to carry out these programs in the future and should be an integral part of United States efforts.

(20)(A) Uganda has experienced the most significant decline in HIV rates of any country in Africa, including a decrease among pregnant women from 20.6 percent in 1991 to 7.9 percent in 2000.

(B) Uganda made this remarkable turnaround because President Yoweri Museveni spoke out early, breaking long-standing cultural taboos, and changed widespread perceptions about the disease. His leadership stands as a model for ways political leaders in Africa and other developing countries can mobilize their nations, including civic organizations, professional associations, religious institutions, business and labor to combat HIV/AIDS.

(C) Uganda's successful AIDS treatment and prevention program is referred to as the ABC model: "Abstain, Be faithful, use Condoms", in order of priority. Jamaica, Zambia, Ethiopia and Senegal have also successfully used the ABC model. Beginning in 1986, Uganda brought about a fundamental change in sexual behavior by developing a low-cost program with the message: "Stop having multiple partners. Be faithful. Teenagers, wait until you are married before you begin sex.".

(D) By 1995, 95 percent of Ugandans were reporting either one or zero sexual partners in the past year, and the proportion of sexually active youth declined significantly from the late 1980s to the mid-1990s. The greatest percentage decline in HIV infections and the greatest degree of behavioral change occurred in those 15 to 19 years old. Uganda's success shows that behavior change, through the use of the ABC model, is a very successful way to prevent the spread of HIV.

(21) The magnitude and scope of the HIV/AIDS crisis demands a comprehensive, long-term, international response focused upon addressing the causes, reducing the spread, and ameliorating the consequences of the HIV/AIDS pandemic, including--

(A) prevention and education, care and treatment, basic and applied research, and training of health care workers, particularly at the community and provincial levels, and other community workers and leaders needed to cope with the range of consequences of the HIV/AIDS crisis;

(B) development of health care infrastructure and delivery systems through cooperative and coordinated public efforts and public and private partnerships;

(C) development and implementation of national and community-based multisector strategies that address the impact of HIV/AIDS on the individual, family, community, and nation and increase the participation of at-risk populations in programs designed to encourage behavioral and social change and reduce the stigma associated with HIV/AIDS; and

(D) coordination of efforts between international organizations such as the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Joint United Nations Programme on HIV/AIDS (UNAIDS), the World Health Organization (WHO), national governments, and private sector organizations, including faith-based organizations.

(22) The United States has the capacity to lead and enhance the effectiveness of the international community's response by--

(A) providing substantial financial resources, technical expertise, and training, particularly of health care personnel and community workers and leaders;

(B) promoting vaccine and microbicide research and the development of new treatment protocols in the public and commercial pharmaceutical research sectors;

(C) making available pharmaceuticals and diagnostics for HIV/AIDS therapy;

(D) encouraging governments and faith-based and community-based organizations to adopt policies that treat HIV/AIDS as a multisectoral public health problem affecting not only health but other areas such as agriculture, education, the economy, the family and society, and assisting them to develop and implement programs corresponding to these needs;

(E) promoting healthy lifestyles, including abstinence, delaying sexual debut, monogamy, marriage, faithfulness, use of condoms, and avoiding substance abuse; and

(F) encouraging active involvement of the private sector, including businesses, pharmaceutical and biotechnology companies, the medical and scientific communities, charitable foundations, private and voluntary organizations and nongovernmental organizations, faith-based organizations, community-based organizations, and other nonprofit entities.

(23) Prostitution and other sexual victimization are degrading to women and children and it should be the policy of the United States to eradicate such practices. The sex industry, the trafficking of individuals into such industry, and sexual violence are additional causes of and factors in the spread of the HIV/AIDS epidemic. One in nine South Africans is living with AIDS, and sexual assault is rampant, at a victimization rate of one in three women. Meanwhile in Cambodia, as many as 40 percent of prostitutes are infected with HIV and the country has the highest rate of increase of HIV infection in all of Southeast Asia. Victims of coercive sexual encounters do not get to make choices about their sexual activities.

(24) Strong coordination must exist among the various agencies of the United States to ensure effective and efficient use of financial and technical resources within the United

States Government with respect to the provision of international HIV/AIDS assistance.

(25) In his address to Congress on January 28, 2003, the President announced the Administration's intention to embark on a five-year emergency plan for AIDS relief, to confront HIV/AIDS with the goals of preventing 7,000,000 new HIV/AIDS infections, treating at least 2,000,000 people with life-extending drugs, and providing humane care for millions of people suffering from HIV/AIDS, and for children orphaned by HIV/AIDS.

(26) In this address to Congress, the President stated the following: "Today, on the continent of Africa, nearly 30,000,000 people have the AIDS virus--including 3,000,000 children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. More than 4,000,000 require immediate drug treatment. Yet across that continent, only 50,000 AIDS victims—only 50,000--are receiving the medicine they need.".

(27) Furthermore, the President focused on care and treatment of HIV/AIDS in his address to Congress, stating the following: "Because the AIDS diagnosis is considered a death sentence, many do not seek treatment. Almost all who do are turned away. A doctor in rural South Africa describes his frustration. He says, 'We have no medicines. Many hospitals tell people, you've got AIDS, we can't help you. Go home and die.' In an age of miraculous medicines, no person should have to hear those words. AIDS can be prevented. Anti-retroviral drugs can extend life for many years * * * Ladies and gentlemen, seldom has history offered a greater opportunity to do so much for so many.".

(28) Finally, the President stated that "[w]e have confronted, and will continue to confront, HIV/AIDS in our own country", proposing now that the United States should lead the world in sparing innocent people from a plague of nature, and asking Congress "to commit $ 15,000,000,000 over the next five years, including nearly $ 10,000,000,000 in new money, to turn the tide against AIDS in the most afflicted nations of Africa and the Caribbean".

APPENDIX B

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

- S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations_challenging us to follow her example_to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(7), as relating to AIG's ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Anne Nguyen
Attorney-Advisor